INVESTOR RELATIONS AGREEMENT

This Investor Relations Agreement (the “Agreement”) is made this 1st of March 2018, between BitFrontier Capital Holdings, Inc. (hereinafter referred to as “Company”), and Spotlight Growth (hereinafter referred to as “Consultant”); collectively referred to as the "Parties"):

Spotlight Growth (“Consultant”) is a full service investor relations company, specializes in providing marketing expertise, strategic management of investor relations for emerging growth companies, public relations services, press release distribution and Internet related services for website development.

BitFrontier Capital Holdings business plan is to concentrate on cryptocurrency related investments and development opportunities through cryptocurrency mining, investments in private and/or public entities, joint ventures and acquisitions of blockchain related companies. BitFrontier Capital Holdings has two wholly owned operating subsidiaries, BitFrontier Capital Investments, Inc. and BitFrontier Technologies, Inc. Through the Company's wholly owned subsidiary, BitFrontier Technologies, Inc., the Company plans to build a warehouse specifically designed for hosting cryptocurrency mining equipment. Cryptocurrency mining (e.g. bitcoin mining) entails running ASIC (application-specific integrated circuit) servers or other specialized servers which solve a set of prescribed complex mathematical calculations in order to add a block to a blockchain and thereby confirm digital asset transactions. A party which is successful in adding a block to the blockchain is awarded a fixed number of digital assets in return.

WHEREAS, the Company desires to engage the services of the Consultant to perform the Company's consulting services regarding all phases of the Company's Investor Relations Program including broker/dealer relations as such may pertain to the operation of the Company's business.

WHEREAS, the Consultant will consult with the Board of Directors, the Officers of the Company, and certain administrative staff members of the Company, to undertake the Company's financial public relations activities which involve the specific Scope of Work as follow:

WHEREAS, the Company and Consultant recognizes and agree that the Consultant is not in the business of stock brokerage, investment advice, activities which require registration under either the Securities Act of 1933 (hereinafter “the Act”) or the Securities and Exchange Act of 1934 (hereinafter “the Exchange Act”), underwriting, banking, is not an insurance Company, nor does it offer services to the Company which may require regulation under the Financial Industry Regulatory Authority (“FINRA”); and

NOW THEREORE, the Parties agree as follows:

1.Term and Services Provided by Consultant.  For a period of One (1) Year beginning on the date of this Agreement and ending on March 1, 2019, Consultant will provide consulting services in connection with the Company's investor relations. (At no time will the Consultant provide services that would require Consultant to be registered and licensed with any federal or state regulatory body or self-regulating agency.) During the term of this Agreement, Consultant will provide those services customarily provided by an investor relations firm to a Company, including but not limited to the following:

a. Create, Edit, and Distribute a summary report outlining the profile of the client company.

b. Create, Edit, and Distribute a financial article featuring the company

c. Create, Edit, and Distribute a marketed press release on the client company

d. Provide further dissemination of official corporate press releases (if any) through website and article posting network.

e. Social Media Marketing

f. Create and Edit official press releases (at company’s discretion)

2.Compensation.  In consideration for the services provided by Consultant to the Company, the Company will provide the following compensation to Consultant:

a.the following restricted shares of the Company’s common stock payable to Consultant or its Assignee, fully earned and issued on the 1’st day of each subsequent month, for twelve (12) months (1 Year), representing a monthly fee of Two Thousand Dollars ($2,000.00) based upon the approximate current market price at the time:

$2,000 worth of restricted common shares payable on April 1, 2018;

$2,000 worth of restricted common shares payable on May 1, 2018;

$2,000 worth of restricted common shares payable on June 1, 2018;

$2,000 worth of restricted common shares payable on July 1, 2018;

$2,000 worth of restricted common shares payable on August 1, 2018;

$2,000 worth of restricted common shares payable on September 1, 2018;

$2,000 worth of restricted common shares payable on October 1, 2018;

$2,000 worth of restricted common shares payable on November 1, 2018;

$2,000 worth of restricted common shares payable on December 1, 2018;

$2,000 worth of restricted common shares payable on January 1, 2019;

$2,000 worth of restricted common shares payable on February 1, 2019;

$2,000 worth of restricted common shares payable on March 1, 2019;

b. the purpose of calculating a holding period under Rule 144, each such issuance of restricted common stock (“Stock”) shall be considered fully earned as of the dates referenced above.

c.All such Stock be issued promptly following such dates and Consultant shall have the option of receiving such Stock either in book entry or certificate form, and to determine whether such Stock shall be issued directly to Consultant or its Assignee.

3.Representations of Company.  The Company, upon entering this Agreement, hereby warrants and guarantees to the Consultant that to the best knowledge of the Officers and Directors of the Company, all statements, either written or oral, made by the Company to the Consultant are true and accurate, and contains no material misstatements, or omission fact. Consultant acknowledges that estimates of performance made by Company are based upon the best information available to Company officers at the time of said estimates of performance. The Company acknowledges that the information it delivers to the Consultant will be used by the Consultant in preparing materials regarding the Company's business, including but not necessarily limited to, its financial condition, for dissemination to the public. Therefore, in accordance with Paragraph _4_, below, the Company shall hold the Consultant harmless from any and all errors, omissions, misstatements, except those made in a negligent or intentionally misleading manner in connection with all information furnished by Company to Consultant.

4.Limited Liability.  With regard to the services to be performed by the Consultant pursuant to the terms of this Agreement, the Consultant shall not be liable to the Company, or to anyone who may claim any right due to any relationship with the Company, for any acts or omissions in the performance of services on the part of the Consultant, except when said acts or omissions of the Consultant are due to its intentional misconduct or negligence.

5.Termination.  Either party upon the giving of not less than thirty (30) days written notice may terminate this Agreement, delivered to the parties at such address or addresses as set forth in Paragraph below.  Any such notice shall be deemed to be properly given when transmitted by way of registered mail.  The thirty (30) days termination period shall not begin until the other party has received the notice of termination.

6.Notices.  Notices to be sent pursuant to the terms and conditions of this Agreement, shall be sent as follows:

Matthew Rego

Founder, CEO

Spotlight Growth

1026 Florin Rd. #361

Sacramento, CA 95831

Spencer Payne

President, CEO, CFO

BitFrontier Capital Holdings, Inc.

1320 Central Park Blvd.

Suite 200

Fredericksburg, VA 22401

7.Attorney's Fees.  In the event any litigation or controversy arises out of or in connection with this Agreement between the Parties hereto, the prevailing party in such litigation, arbitration or controversy, shall be entitled to recover from the other party or parties, all reasonable attorney's fees expenses and suit costs, including those associated within the appellate or post-judgment collections proceedings.

8.Arbitration.  In connection with any controversy or claim arising out of or relating to this Agreement, the Parties hereto agree that such controversy shall be submitted to arbitration, in conformity with the Federal Arbitration Act (Section 9 U.S. Code Section 901 et seq), and shall be conducted in accordance with the Rules of the American Arbitration Association. Any judgment rendered as a result of the arbitration of any dispute herein, shall upon being rendered by the arbitrators be submitted to a Court of competent jurisdiction with the state of ___California_________.

9.Governing Law.  This Agreement shall be construed under and in accordance with the laws of the State of __California________. All parties hereby consent to the state of ___California___________ as the proper jurisdiction for any such proceeding if applicable.

10.Parties Bound.  This Agreement shall be binding on and inure to the benefit of the contracting parties and their respective heirs, executors, administrators, legal representatives, successors, and assigns when permitted by this Agreement.

11.Legal Construction.  In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, the validity, illegality, or unenforceability shall not affect any other provision, and this Agreement shall be construed as if the invalid, illegal, or unenforceable provision had never been in it.

12.Prior Agreements Superseded.  This Agreement constitutes the sole and only Agreement of the contracting parties and supercedes any prior written or oral agreements between the respective parties. Further, this Agreement may only be modified or changed by written agreement signed by all the parties hereto.

13.Multiple Copies or Counterparts of Agreement.  One or more of the Parties may execute the original and one or more copies of this Agreement hereto. In such event, all such executed copies shall have the same force and effect as the executed original, and all of such counterparts taken together shall have the effect of a fully executed original. Further, this Agreement may be signed by the parties and copies hereto delivered to each party by way of facsimile transmission, and such facsimile copies shall be deemed original Copies for all purposes if original copies of the parties' signatures are not delivered.

14.Liability for Expenses.  All fees and costs incurred in relation to the services provided by the Consultant shall be the responsibility of the Consultant, except those fees and costs previously approved in writing by an Officer of the Company and expressly those anticipated fees set forth herein:

Reimbursement for Travel Expenses:

From time to time, Consultant may be required to travel to visit with the Client or a shareholder or other corporate events on behalf of the Client or with the Client. Client agrees to reimburse Consultant for such expenses in the amount of and not to exceed the following:

A. Not more than seven hundred and fifty dollars ($750.00) for round trip air fare within the USA

B. Not more than one thousand five hundred dollars ($1,500.00) for round trip airfare internationally within five thousand miles (5,000) of Sacramento, CA

C. Not more than five thousand dollars ($5,000.00) for round trip airfare internationally with a distance of greater than five thousand (5,000) miles from Sacramento, CA

D. Not more than $200.00 per night for lodging

E. Not more than $100.00 per day for meals and expenses. Dining and entertaining a large party or event will be fully reimbursed.

F. Not more than $150.00 per day for rental car and fuel, or ground transportation.

All projected expenses will be sent to the Client in writing as permitted in “Notices” below and approved by the Client prior to the booking of any travel or events. If approved, the Client shall have 30 days from Consultant’s departure or 30 days from the date of the reimbursable event to reimburse Consultant. Consultant may travel domestically for purposes related to this Consulting Agreement up to one trip consisting of no more than two (2) nights per 90-day period at its own expense. Client acknowledges that travel each 90-day period may not be necessary and travel at Consultant’s expense will not roll over into subsequent 90-day terms. Client acknowledges that international travel is excluded from this provision.

15.Headings.  Headings used throughout this Agreement are for reference and convenience and in no way define by presentation, limit or describe the scope or intent of this Agreement.

IN WITNESS WHEREOF, the Parties have set their hands and seal as of the date written above.

Spotlight Growth

BY: ______________3/1/18_________

Matthew Rego, Founder

BitFrontier Capital Holdings, Inc.

BY: _________________________

Spencer Payne, President, CEO, CFO